# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOREX LTD., CIK 0001982960
CUSIP: G5304A102
Title of class of securities: Class A Ordinary
Address of issuer's principal executive offices: 21 MERCHANT ROAD, #04-01, SINGAPORE, Singapore (U0), 058267
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002100262

## Reporting persons
- FRANKLIN CAPITAL ENTERPRISE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,387,025; shared voting power 0; sole dispositive power 4,387,025; shared dispositive power 0; aggregate amount beneficially owned 4,387,025 (17.1% of the class)

## Item 1. Issuer
Name of issuer: KNOREX LTD.
Address of issuer's principal executive offices: 21 MERCHANT ROAD, #04-01, SINGAPORE, SINGAPORE, 058267

## Item 2. Person Filing
Name of person filing: Franklin Capital Enterprise Ltd
Address of principal business office or, if none, residence:
Nerine Chambers, PO Box 905, Road
Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,387,025 class A ordinary shares
Percent of class: 17.1
Sole power to vote or to direct the vote: 4,387,025
Shared power to vote or to direct the vote: NA
Sole power to dispose or to direct the disposition: 4,387,025
Shared power to dispose or to direct the disposition: NA

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FRANKLIN CAPITAL ENTERPRISE LTD: /s/Si Zhong, director (12/13/2025)